Klondex Mines Ltd. Files Year-End Disclosure Documents

Vancouver, BC - April 5, 2016 Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex”) announced that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2015 have been filed with Canadian securities regulatory authorities.  Klondex has also filed its Form 40-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Klondex’s Investor Relations Department, 360 Western Road, Suite 1, Reno, NV 89506 or to jseaberg@klondexmines.com.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties, the Fire Creek mine and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.

For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com